Exhibit 99.1
Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(“Gold Fields” or the “Company”)

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited (the “Listings Requirements") shareholders are advised that an Executive and Prescribed Officer of the Company, Mr. NA Chohan, sold Gold Fields shares on the open market.

Details of the transactions are set out below:

Name of Executive/ Prescribed Officer	NA Chohan
Nature of transaction	On market sale of shares
Transaction Date	22 March 2023
Number of Shares	5,000
Class of Security	Ordinary Shares
Highest Price per Share	R217.16
Lowest Price per Share	R216.78
Average Price per Share	R216.93
Total Value	R1,084,650.00
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities was obtained.

23 March 2023

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd